Date of Filing: February 18, 2004	File No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U5A/Amended

NOTIFICATION OF REGISTRATION

Filed under Section 5(a) of the Public Utility

Holding Company Act of 1935

Scottish Power plc

Scottish Power NA 1 Limited

Scottish Power NA 2 Limited

NA General Partnership

PacifiCorp Holdings Inc.

Name of Registrants

The undersigned holding companies hereby notify the Securities and Exchange Commission that they register under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrants and subsidiary companies thereof:

(1) Exact name of registrants:	Scottish Power plc
Scottish Power NA 1 Limited
Scottish Power NA 2 Limited
NA General Partnership
PacifiCorp Holdings Inc.

(2) Address of principal executive offices:	In Scotland:	In the United States:
	1 Atlantic Quay	Suite 2000
	Glasgow G2 8SP	825 N.E. Multnomah Street
	Scotland UK	Portland, OR 97232

(2) Name and address of officers to whom notices and communications should be addressed:

Ian Russell	Judith A. Johansen
Chief Executive Officer	President and CEO
Scottish Power plc	Suite 2000
1 Atlantic Quay	500 N.E. Multnomah Street
Glasgow G2 8SP	Portland, OR 97232
Scotland UK

with copies to:
David T. Nish, Finance Director Andrew Mitchell, Company Secretary James Stanley, General Counsel Scottish Power plc 1 Atlantic Quay Glasgow G2 8SP Scotland UK	M. Douglas Dunn Orlan M. Johnson Milbank Tweed Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005

(4)	Required information regarding the registrants and each subsidiary company thereof (indented to reflect parent-subsidiary relationships):

Name of Company	Organization	State/ Country	Type of Business
Scottish Power plc	Corp.	Scotland	Holding Company

Scottish Power NA 1 Limited	Corp.	Scotland	Holding Company

Scottish Power NA 2 Limited	Corp.	Scotland	Holding Company

PacifiCorp Holdings Inc. (merged with NA General Partnership)	Corp.	DE	Holding Company

Pacific Klamath Energy, Inc.	Corp.	OR	Energy-related Company

PacifiCorp	Corp.	OR	Electric Utility

Centralia Mining Company	Corp.	WA	Mining Company

Energy West Mining Company	Corp.	UT	Mining Company

Glenrock Coal Company	Corp.	WY	Mining Company

Interwest Mining Company	Corp.	OR	Mining Company

Pacific Minerals, Inc.	Corp.	WY	Mining Company

Bridger Coal Company	Joint Venture	WY	Mining Company (66.67%)

PacifiCorp Environmental Remediation Company	Corp.	DE	Environmental Remediation (89.90%)

PacifiCorp Future Generations, Inc.	Corp.	OR	Holds rain forest carbon credits

Name of Company	Organization	State/Country	Type of Business
Canopy Botanicals, Inc.	Corp.	DE	Rain forest carbon credits (77.85%)

Canopy Botanicals, S.R.L.	Corp.	Bolivia	Rain forest carbon credits (49%)

PacifiCorp Investment Management, Inc.	Corp.	OR	Management Services to PacifiCorp Environmental Remediation Company

PacifiCorp Group Holdings Company	Corp.	OR	Nonutility Holding Company

En • able LLC	L.L.C.	DE	Inactive (50%)

PacifiCorp Trans, Inc.	Corp.	OR	Inactive

New Energy Holdings I, Inc.	Corp.	OR	Inactive

EnergyWorks Holdings I	Corp.	Cayman Islands	Inactive

New India Power Company One	Corp.	Mauritius	Inactive

EnergyWorks India Co. Pvt.	Corp.	India	Inactive

New IndiaPower Company Two	Corp.	Mauritius	Inactive

PACE Group, Inc.	Corp.	OR	Economic Development Assets

Pacific Kinston Energy, Inc.	Corp.	OR	Inactive

PacifiCorp Development Company	Corp.	OR	Inactive

PacifiCorp Generation Int’l, BV	Corp.	Netherlands	Project Bidding

Pacific Bakun Energy, BV	Corp.	Netherlands	Project Bidding

Name of Company	Organization	State/Country	Type of Business

PacifiCorp Energy Ventures, Inc.	Corp.	OR	Energy-related Investments

Nth Power Management, LP	Partnership	OR	Energy-related Investments

PacifiCorp Financial Services	Corp	OR	Inactive

Birmingham Syn Fuel I, Inc.	Corp.	OR	Inactive

CS Holdings, Inc.	Corp.	OR	Inactive

Koala FSC, Ltd.	Corp.	Bermuda	Inactive

Leblon Sales Corporation	Corp.	U.S. Virgin Islands	Special Purpose Subsidiary

Pacific Development (Property) Inc.	Corp.	OR	Special Purpose Subsidiary

Pacific Harbor Capital, Inc.	Corp.	DE	Financial Service Company

PFI International, Inc.	Corp.	Guam	Inactive

PHC Properties Corporation	Corp.	FL	Tax-Exempt Investments

PCC Holdings, Inc.	Corp.	OR	Finance Company

Hillsborough Leasing Services, Inc.	Corp.	NJ	Inactive

PNF Holdings, Inc.	Corp.	WA	Inactive

VCI Acquisition Co.	Corp.	OR	Inactive

PacifiCorp International Group Holdings Company	Corp.	OR	Nonutility Holding Company

PacifiCorp Hazelwood Pty Ltd.	Corp.	Australia	Inactive

Hazelwood Australia, Inc.	Corp.	OR	Inactive

Hazelwood Finance LP	Partnership	Australia	Inactive (12.5%)

Name of Company	Organization	State/Country	Type of Business

Hazelwood Ventures, Inc.	Corp	OR	Inactive

PPM Energy, Inc.	Corp.	OR	Wholesale Power Marketing and Gas Storage

Arlington Wind LLC	L.L.C.	OR	Wind Facility

Enstor, Inc.	Corp	OR	Special Purpose Subsidiary

Columbia Gas Storage LLC	L.L.C.	DE	Gas Storage

Brentwood Gas Storage LLC	L.L.C.	OR	Gas Storage

City Gate Gas Storage LLC	L.L.C.	DE	Gas Storage

Delta Gas Storage LLC	L.L.C.	DE	Gas Storage

Enstor Louisiana LLC	L.L.C.	OR	Gas Storage

Enstor Operating Company, LLC	Corp.	OR	Gas Storage

Katy Storage and Transportation, L.P.	Partnership	TX	Gas Storage

Heartland Wind LLC	L.L.C	OR	Special Purpose Subsidiary

Flying Cloud Power Partners, LLC	L.L.C.	DE	EWG

Klamath Energy LLC	L.L.C.	OR	EWG

Klamath Generation LLC	L.L.C.	OR	Special Purpose Subsidiary

Klondike Wind Power LLC	L.L.C.	OR	EWG

Moraine Wind II LLC	L.L.C.	OR	Wind Facility

Moraine Wind LLC	L.L.C.	OR	EWG

Name of Company	Organization	State/Country	Type of Business

Pacific Wind Development LLC	L.L.C.	OR	Special Purpose Subsidiary

Phoenix Wind Power LLC	L.L.C.	OR	EWG

PPM Alta Mesa LLC	L.L.C.	OR	Inactive

PPM Colorado Wind Ventures, Inc.	Corp.	OR	Wind Facility

Colorado Wind Ventures, LLC	L.L.C.	DE	Wind Facility

Colorado Green Holdings, LLC	L.L.C.	DE	EWG (50%)

Scenic Vista Wind Power, LLC	L.L.C.	DE	Special Purpose Subsidiary

Mountain View Green LLC	L.L.C.	OR	Special Purpose Subsidiary

Mountain View Power Partners III, LLC	L.L.C.	DE	EWG

Trimont Wind I LLC	L.L.C.	OR	Inactive

West Valley Leasing Company, LLC	L.L.C.	OR	Special Purpose Subsidiary

Ivanhoe Wind Energy LLC	L.L.C.	OR	Inactive

SP Finance	Corp.	England	Inactive/Dormant

SP Finance 2 Limited	Corp.	Scotland	Inactive/Dormant

PacifiCorp UK Limited	Corp.	England	Inactive/Dormant

ScottishPower Overseas Holdings Limited	Corp	Scotland	Inactive/Dormant

PacifiCorp Energy Canada Ltd.	Corp.	Canada	Gas Storage

Name of Company	Organization	State/Country	Type of Business

SP Finance 4 Limited (formerly Venus 3 Limited)	Corp.	Scotland	Inactive/Dormant

SP Finance 5 Limited (formerly Venus 5 Limited)	Corp.	Scotland	Inactive/Dormant

Scottish Power Finance (Jersey) Corp. Jersey Finance Company Limited Venus 5 Limited	Corp.	Cayman Islands	Inactive/Dormant

ScottishPower UK Holdings Limited	Corp.	Scotland	FUCO

ScottishPower Energy Management (Agency) Limited	Corp.	Scotland	Wholesale Power

ScottishPower Energy Management Limited	Corp.	Scotland	Wholesale Power Servicing

Holford Gas Storage Limited	Corp.	Scotland	Gas Storage

Scottish Power UK plc	Corp.	Scotland	FUCO

Aspen 1 Limited	Corp.	Scotland	Inactive/Dormant

Caledonian Gas Limited	Corp.	Scotland	Inactive/Dormant

ScottishPower Group Money Purchase Pension Scheme Limited	Corp.	England	Trustee-Pension

ScottishPower Inc.	Corp	DE	Inactive/Dormant

Manweb Limted	Corp.	England	Inactive/Dormant

Roboscot (38) Limited	Corp.	Scotland	Inactive/Dormant

SaBRe Water Limited	Corp.	Scotland	Inactive/Dormant

Scottish Power Trustees Limited	Corp.	Scotland	Inactive/Dormant

Scottish Utility Services Limited	Corp.	Scotland	Inactive/Dormant

Camjar plc	Corp.	England	Inactive/Dormant

Spotlight Trading Limited	Corp.	England	Inactive/Dormant

Name of Company	Organization	State/Country	Type of Business
Telephone Information Services plc	Corp.	England	Inactive/Dormant

ScottishPower Energy Retail Limited	Corp.	Scotland	Wholesale Power

Manweb Energy Consultants Limited	Corp.	England	Inactive/Dormant

N.E.S.T.MAKERS Limited	Corp.	England	Energy-Related

ScottishPower Generation Limited	Corp.	Scotland	Electricity and Gas Generation

Beaufort Energy Limited	Corp.	Scotland	Wind Power

CRE Energy Limited	Corp.	Northern Ireland	Wind Power

Wind Resources Limited	Corp.	England	Wind Power

Carland Cross Limited	Corp.	England	Wind Power

Coal Clough Limited	Corp.	England	Wind Power

CeltPower Limited	Corp.	England	Wind Power

Emerald Power Generation Limited	Corp.	England	Settlement Operation

Manweb Generation Holdings Limited	Corp.	England	Energy-Related

Manweb Generation (Winnington) Limited	Corp.	England	Inactive/Dormant

Name of Company	Organization	State/Country	Type of Business
Winnington Combined Heat and Power Ltd.	Corp.	England	Inactive/Dormant

Winnington Combined Heat and Power Developments Limited	Corp.	England	Inactive/Dormant

Winnington Combined Heat and Power Operations Limited	Corp.	England	Inactive/Dormant

Scotash Limited	Corp.	England	Safe of Ash Products

Shoreham Operations Company Limited	Corp.	England	Energy-Related

SMW Limited	Corp.	Scotland	Energy-Related

South Coast Power Limited	Corp.	England	Energy-Related

ScottishPower Share Scheme Trustees Limited	Corp.	Scotland	Trustee—ESOP

ScottishPower Sharesave Trustees Limited	Corp.	Scotland	Trustee—ESOP

Selectusonline Limited	Corp.	England	Energy-Related

SP Dataserve Limited	Corp.	Scotland	Meter Operation

SP Distribution Limited	Corp.	Scotland	Energy Distribution

Name of Company	Organization	State/Country	Type of Business

Scottish Electricity Settlements Limited	Corp.	Scotland	Settlement Company

SP Gas Limited	Corp.	Scotland	Gas Transportation

SP Power Systems Limited	Corp.	Scotland	Asset Management

Core Utility Solutions Limited	Corp.	England	Energy-Related

SP Transmission Limited	Corp.	Scotland	Electric Transmission

GBSO Limited	Corp.	Scotland	Inactive/Dormant

Teledata (Holdings) Limited	Corp.	Scotland	Inactive/Dormant

Teledata (Outsourcing) Limited	Corp.	England	Inactive/Dormant

The CallCentre Service Limited	Corp.	England	Inactive/Dormant

Teledata Scotland Limited	Corp.	Scotland	Inactive/Dormant

The Information Service Limited	Corp.	England	Inactive/Dormant

Clubcall Telephone Services Limited	Corp.	England	Inactive/Dormant

Clubline Services Limited	Corp.	England	Inactive/Dormant

Telephone International Media Holdings Limited	Corp.	England	Inactive/Dormant

Name of Company	Organization	State/Country	Type of Business

Copperteam Limited	Corp.	England	Inactive/Dormant

Telephone International Media Limited	Corp.	England	Inactive/Dormant

TIM Limited	Corp.	England	Inactive/Dormant

ScottishPower Investments Limited	Corp.	Scotland	Finance Entity

Caledonian Communications Limited	Corp.	Scotland	Inactive/Dormant

Genscot Limited	Corp.	Scotland	Finance Entity

Manweb Holdings Limited	Corp.	England	Foreign Service Company

Manweb Contracting Services Limited	Corp.	England	Inactive/Dormant

Manweb Gas Limited	Corp.	England	Inactive/Dormant

Manweb Pensions Trustee Limited	Corp.	England	Inactive/Dormant

Mawlaw 526 Limited	Corp.	England	Inactive/Dormant

SSEB Limited	Corp.	Scotland	Inactive/Dormant

ScotPower Limited	Corp.	Scotland	Inactive/Dormant

Scotsgrid Limited	Corp.	Scotland	Inactive/Dormant

ScottishPower Finance Limited	Corp.	Scotland	Inactive/Dormant

Scotspower Limited	Corp.	Scotland	Inactive/Dormant

Name of Company	Organization	State/Country	Type of Business

ScottishPower Insurance Limited	Corp.	Isle of Man	Insurance

ScottishPower Leasing Limited	Corp.	Scotland	Inactive/Dormant

ScottishPower Securities Limited	Corp.	Scotland	Inactive/Dormant

ScottishPower Telecommunications Limited	Corp.	Scotland	Inactive/Dormant

Demon Internet Limited	Corp.	England	Inactive/Dormant

Cityscape Global Media Limited	Corp.	England	Inactive/Dormant

Cityscape Internet Services Limited	Corp.	England	Inactive/Dormant

Cityscape Limited	Corp.	England	Inactive/Dormant

Demon Limited	Corp.	England	Inactive/Dormant

Dispatch Publishing Limited	Corp.	England	Inactive/Dormant

Locomotive Software Group Limited	Corp.	England	Inactive/Dormant

Locomotive Software Developments Limited	Corp.	England	Inactive/Dormant

Turnpike 1996 Limited	Corp.	England	Inactive/Dormant

Name of Company	Organization	State/Country	Type of Business

Turnpike Limited	Corp.	England	Inactive/Dormant

The IP Systems Operation Limited	Corp.	England	Inactive/Dormant

Lancastrian Holdings Limited	Corp.	England	Inactive/Dormant

Megafone (UK) Limited	Corp.	England	Inactive/Dormant

Psychic Companions Limited	Corp.	England	Inactive/Dormant

SPPT Limited	Corp.	England	Inactive/Dormant

Watermark Games Limited	Corp.	England	Inactive/Dormant

SP Manweb plc	Corp.	England	FUCO

Manweb Nominees Limited	Corp.	England	Inactive/Dormant

Manweb Services Limited	Corp.	England	Inactive/Dormant

Manweb Share Scheme Trustees Limited	Corp.	England	Inactive/Dormant

Signature

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrants have caused this notification of registration to be duly signed on their behalf on this the 24th day of February, 2004.

Scottish Power plc

By:	/s/ David T. Nish

David T. Nish Finance Director

Attest

/s/ Donald McPherson
Donald McPherson

Verification

The undersigned, being duly sworn, deposes and says that he has duly executed the attached amended Notification of Registration dated February 24, 2004 for and on behalf of Scottish Power plc, that he is the Finance Director of such company, and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he/she is familiar with such instruments and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

/s/ David T. Nish
David T. Nish, Finance Director

(Official Seal)

Subscribed and sworn to before me at this 24th day of February 2004.

/s/ Donald McPherson
Donald McPherson

My commission expires: